Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

OCTOBER 31, 2025

EARNINGS COVERAGE RATIOS

The information in this document is disclosed in accordance with Section 8.4 of National Instrument 44-102 – Shelf Distributions.

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended October 31, 2025 and October 31, 2024.

	12 Months Ended October 31, 2025 Actual	12 Months Ended October 31, 2024 Actual
Interest coverage on subordinated indebtedness	26.32 times	21.88 times

Grossed up dividend coverage on Class B Preferred Shares and other equity instruments(1)	23.63 times	21.48 times

Interest and grossed up dividend coverage on subordinated indebtedness, Class B Preferred Shares and other equity instruments	12.70 times	11.09 times

Note:

(1)	As at October 31, 2025 and October 31, 2024, there were no Class A Preferred Shares outstanding.

In calculating the earnings coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending October 31, 2025 and October 31, 2024 the average monthly exchange rates were $1.4029 per US$1.00 and $1.3591 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2025 were $11,989.87 million, which is 26.32 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2024 were $9,982.12 million, which is 21.88 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The Bank’s dividend requirements on all of its Class B preferred shares and other equity instruments were $488.22 million for the 12 months ended October 31, 2025, adjusted to a before-tax equivalent using an effective tax rate of 24.45% and for the 12 months ended October 31, 2024 were $443.50 million, adjusted to a before-tax equivalent using an effective tax rate of 23.16%. The Bank’s earnings before income tax for the 12 months ended October 31, 2025 were $11,534.34 million, which is 23.63 times the Bank’s aggregate dividend and interest requirements for this period. The Bank’s earnings before income tax for the 12 months ended October 31, 2024 were $9,525.83 million, which is 21.48 times the Bank’s aggregate dividend and interest requirements for this period.

The Bank’s interest requirements for its subordinated indebtedness and grossed up dividends on its preferred shares and other equity instruments for the 12 months ended October 31, 2025 were $943.75 million and for the 12 months ended October 31, 2024 were $899.79 million. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2025 were $11,989.87 million, which is 12.70 times the Bank’s aggregate dividend and interest requirements for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2024 were $9,982.12 million, which is 11.09 times the Bank’s aggregate dividend and interest requirements for this period.

The amounts and ratios reported above are derived from information in the consolidated financial statements for the year ended October 31, 2025.